Item 77Q3 (a)(i): Dianne Orbison, President, and Frederick Feuerherm, Treasurer, have concluded that, based on their evaluation, as of the date within 90 days of the filing of this report, the disclosure controls and procedures of the Advantus Series Fund, Inc. are effective and are reasonably designed to achieve the purposes described in the certifications attached under Item 77Q3(a)(iii).

Item 77Q3(a)(ii): There were no significant changes in the Advantus Series Fund, Inc. internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation.

Item 77Q3(a)(iii): Certifications of Dianne Orbison, President, and Frederick Feuerherm, Treasurer, of the Advantus Series Fund, Inc. are attached.